Filed by Alcoa Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: RTI International Metals, Inc.

Commission File No.: 001-14437

The following is a transcript of an interview of Klaus Kleinfeld, Chairman and CEO of Alcoa Inc., held on March 9, 2015.

Jim Cramer (host)

Alcoa acquiring RTI Metals this morning. Boy is that stock soaring. Klaus Kleinfeld Alcoa CEO, two birds with one stone. First, getting the company more levered in the aerospace cycle. Second, making it less of a commodity play.

Klaus Kleinfeld (Alcoa CEO)

That’s exactly right. Why is this a good deal? I mean, on the one hand, we are expanding our value added business. Secondly, we are expanding it in an area of aerospace that is high growth. Going to grow 15%. Overall, we see in the next year, 5% to 6% annual growth rate. Nine years of auto backlog. Gives us access to more titanium. We are closing the value add chain, and we now have a complete downstream titanium offering, plus machining in there. And then, it also has to get access to some very foundational, additional technology. Ti-aluminide, 3-d manufacturing. Very, very good. On top of it, we can bring some of the growth practices that we call Alcoa advantages to RTI. We believe we can grow it from what today is an 800 million business up to 2019 a 1.2 billion business. At the same time, increase the profitability from 14.5 to 25. That’s in essence what it is.

Jim Cramer

Klaus, you mentioned — you brought it up, I didn’t. 3-d printing. Because this is a very hot area. I know maybe the best at industrial 3-d printing. Titanium filings, if you can make them into something, it could be fabulous. You’re on the board of HP, which is supposed to be the preeminent 3-d present company starting in 2016. Synergies here?

Klaus Kleinfeld

Well, we already apply 3-d printing on making prototypes, but this obviously is a very, very nice addition, and we will apply not just in what is today inside of RTI, but also apply it to some of our other businesses like in the investment casting side. It allows us to do prototyping faster. As well as bring tuning costs down as well as for small batches make them just as ready-made as RTI does. And it’s not just aerospace, by the way. A lot of components that RTI does today in the 3-d manufacturing go into medical applications also. So this is an area of foundation technology. Ti-aluminides are a great answer to some of the material changes in there. Overall, titanium in total is the fastest growing metal in aerospace. With an average growth rate in the next year of 5%. So this is a very, very nice addition to our portfolio. We know how to run these things. We have an integration process that we already have designed. So this is a good day for our customers as well as for shareholders.

Jim Cramer

This summer, there was a lot of talk that both Boeing and Airbus would be in major trouble because of sanction because of sanctions. Perhaps Russia would cut off titanium from the west. This company that you acquired does not use Russian technology, and what i can tell, is that maybe this is the way if Russian sanctions are ratcheted up, that Boeing and Airbus are going to be just fine, thank you.

Klaus Kleinfeld

Well, indeed. It gives more optionality, and also adds some capacities, capabilities that RTI so far could not offer to the whole value add chain. This is a very complete midstream and downstream titanium value. From the responses that I’ve seen from our customers already earlier this morning, I think there’s a lot of positive response there and they are looking at this very favorably, for probably some of the reasons that you mentioned also just beyond the excitement about having a very competent player like Alcoa here. When you look at our aerospace offering, which now through this transaction grossed by another 13%, makes up 5.6 billion. We cover the leading position in structures and with different materials, the leading position in engine and doubled for an acquisition, we doubled the content in the engines. And with this now, we add to the titanium capacity. On top of it, we have other capabilities. So I think that for the aerospace industry this is a good day, another player, another player also in the west who understands the — how to create value in this industry.

Forward-Looking Statements

Certain statements in this report, including statements regarding the proposed acquisition of RTI by Alcoa, the expected timing, closing and benefits of the transaction, the expected synergies, the expected contribution of RTI to Alcoa’s revenues and profitability, the expected acceleration of Alcoa’s portfolio transformation, the expected size, scope and growth of the combined company’s operations and the markets in which it will operate, including the aerospace market, the anticipated issuance of Alcoa common stock in exchange for RTI stock in the transaction, as well as Alcoa’s plans, objectives, strategy, and intentions, may contain words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “intends,” “may,” “outlook,” “plans,” “projects,” “seeks,” “sees,” “should,” “targets,” “will,” or other words of similar meaning that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Alcoa’s current expectations, estimates, forecasts and projections about the proposed transaction and the operating environment, economies and markets in which Alcoa and RTI operate. In making these statements, Alcoa has made assumptions with respect to: the ability of Alcoa and RTI to achieve expected synergies and the timing of same; the ability of Alcoa and RTI to predict and adapt to changing customer requirements, demand, and preferences; future capital expenditures, including the amount and nature thereof; trends and developments in the aerospace, metals engineering (including aluminum and titanium), advanced manufacturing, and other sectors of the economy that are related to these sectors; business strategy and outlook; expansion and growth of business and operations; credit risks; future results being similar to historical results; expectations related to future general economic and market conditions; and other matters, many of which are beyond Alcoa’s control.

Alcoa’s beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change and may prove to be inaccurate. Actual results or events could differ materially from those contemplated in forward-looking statements as a result of numerous risks and uncertainties, including: (a) the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, which could result in additional demands on Alcoa’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; (b) the effect of an increased number of Alcoa shares outstanding as a result of the proposed transaction; (c) the possibility that certain assumptions with respect to RTI or the proposed transaction could prove to be inaccurate; (d) failure to receive the required votes of RTI’s shareholders to approve the transaction; (e) failure to receive, delays in the receipt of, or unacceptable or burdensome conditions imposed in connection with, all required regulatory approvals of the proposed transaction, or the failure to satisfy the other closing conditions to the proposed transaction; (f) the potential failure to retain key employees of Alcoa or RTI as a result of the proposed transaction or during integration of the businesses; (g) potential sales of Alcoa common stock issued in the acquisition; (h) the potential loss of customers, suppliers, and other business relationships of Alcoa or RTI as a result of the transaction; (i) consequences of investigations by governmental agencies or regulatory authorities; (j) the failure to capitalize on anticipated growth in the commercial aerospace market; and (k) the other risk factors summarized in Alcoa’s Form 10-K for the year ended December 31, 2014, and other reports filed with the Securities and Exchange Commission. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Market projections are subject to the risks discussed above and other risks in the market. Nothing on Alcoa’s website is included or incorporated by reference herein.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between Alcoa and RTI will be submitted to the shareholders of RTI for their consideration. Alcoa will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of RTI that also constitutes a prospectus of Alcoa. RTI will provide the proxy statement/prospectus to its shareholders. Alcoa and RTI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Alcoa or RTI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF RTI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from both Alcoa’s website (www.alcoa.com) and RTI’s website (www.rtiintl.com).

Participants in the Solicitation

Alcoa, RTI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from RTI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RTI shareholders in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Alcoa’s executive officers and directors in its definitive proxy statement filed with the SEC on March 18, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 19, 2015. You can find information about RTI’s executive officers and directors in its definitive proxy statement filed with the SEC on March 28, 2014 and in its Annual Report on Form 10-K filed with the SEC on February 26, 2015. Additional information about Alcoa’s executive officers and directors and RTI’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from Alcoa and RTI as described in the preceding paragraph.